

January 25, 2021

Steven Fivel
General Counsel and Secretary
Taubman Centers, Inc.
c/o Simon Property Group, Inc.
225 West Washington St.
Indianapolis, IN 46204

> **Re: Taubman Centers, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2020**
> **File No. 001-11530**

Dear Mr. Fivel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction